UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K    ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-CEN    ☐ Form N-CSR

For Period Ended: May 31, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _______________

PART I - REGISTRANT INFORMATION

Full Name of Registrant: EACO Corporation

Address of Principal Executive Office (Street and Number): 5065 East Hunter Avenue

City, State and Zip Code: Anaheim, CA 92807

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Forms 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 11-K, 20-F, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

EACO Corporation (the “Company”), is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended May 31, 2022. The Form 10-Q for quarter ended May 31, 2022 could not be filed within the prescribed time period required for smaller reporting companies without unreasonable effort and expense because of the the recent change of the Company’s independent registered public accounting firm in February 2022 (see discussion below in Part IV(3)), as well as the delinquent filings of the Company’s Quarterly Reports on Form 10-Q for the Quarters ended November 30, 2021 and February 28, 2022. The Company requires additional time to complete the Form 10-Q, while its new independent registered public accounting firm requires additional time to complete the review of the Company’s financial statements for the quarters ended November 30, 2021, February 28, 2022, and May 31, 2022. The Company intends to diligently prepare and complete the Forms 10-Q for the previously mentioned periods and will file the Form 10-Q as soon as reasonably practicable.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Michael Narikawa	(714) 693-2901
(Name)	(Area Code) (Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports(s): ☐ Yes ☒ No

As disclosed previously in other filings with the SEC, the Company has not been able to file Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2021 and February 28, 2022.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof: ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The filing by the Company of its Quarterly Report on Form 10-Q for May 31, 2022 will be delayed due to the inability of the Company and its independent registered public accounting firm to, without unreasonable effort or expense, complete the financial information and other disclosures for the Form 10-Q for periods November 30, 2021 and February 28, 2022. The delay was primarily due to the recent change of the Company’s independent registered public accounting firm. As disclosed in the Form 8-K filed on February 23, 2022, the Company engaged Haskell & White LLP to serve as the Company’s independent registered public accounting firm for the Company’s fiscal year ended August 31, 2021, effective as of February 17, 2022. Also on February 16, 2022, the Audit Committee dismissed Baker Tilly US, LLP as the Company’s independent registered public accounting firm. In addition, due to the delay of the filing of Annual Report 10-K for August 31, 2021, which was filed on July 6, 2022, the Company was unable to provide a reasonable estimate of the Company’s results of operations for the subsequent Quarterly Reports on Form 10-Q for periods November 30, 2021, February 28, 2022, and May 31, 2022 as of the date hereof.

Date: July 13, 2022

	By:	/s/ Michael Narikawa
Michael Narikawa
Title: Controller
(Principal Accounting Officer)